CAI International, Inc. Steuart Tower 1 Market Plaza, Suite 900 San Francisco, CA 94105 Tel: 415-788-0100 Fax: 415-788-3430 www.capps.com NYSE: CAI

July 13, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Cecilia Blye
Chief Office of Global Security Risk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	CAI International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 27, 2018
File No. 1-33388

Dear Ms. Blye:

CAI International, Inc. (the “Company,” “we,” “us” and “our”) submits this response to the comment set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 29, 2018 relating to the above-referenced Annual Report on Form 10-K. For convenience, the Staff’s comment is set forth below followed by the Company’s response.

Risk Factors, page 14
A failure to comply with export control or economic sanctions laws and regulations could have a material adverse effect…, page 30

1.
On page 9, you identify CMA CGM and MSC Mediterranean Shipping Co. as large customers, and on page 18, you identify Cosco and Maersk as your major shipping line customers. Each of these companies provides shipping services to, and/or has offices located in, Syria and Sudan. Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. Your Form 10-K does not include disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and/or Sudan, whether through subsidiaries, charterers, or other direct or indirect arrangements. Tell us whether any contacts involve the governments of those countries or entities controlled by their governments

Response: The Company does not have any direct or indirect contacts with Syria or Sudan or the governments of these countries, including any entities controlled by the governments of Syria or Sudan. We do not lease or sell shipping containers to the governments of these countries, to entities controlled by the governments of these countries, or to companies based in these countries. In addition, we do not have any subsidiaries, offices, employees, affiliates or agents of any kind in these countries. The customers identified in your comment are not based in either Syria or Sudan, and our relationships are primarily with the main offices of these customers which are located in France, Switzerland, China and Denmark.

We have no involvement with any of our customers’ branches or locations in Syria or Sudan. Additionally, we do not allow any of our customers to pick up or re-deliver shipping containers at the beginning or end of a lease in either Syria or Sudan. Our customer contracts require our customers to comply with all applicable laws, rules and regulations which may affect the use, operation or storage of our containers, including without limitation, laws governing export and import controls and the regulations pertaining to sanctions programs and Specially Designated Nationals and Blocked Persons (i.e., the “SDN List”) administered by the U.S. Department of the Treasury, along with all other similar applicable rules, regulations and statutes restricting provision of certain items or services to certain entities or locations.

The Company also conducts regular periodic screening of our customers against lists maintained by the U.S. Department of the Treasury’s Office of Foreign Asset Control and we can confirm that we do not do any business with parties on that list.

* * * *

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (415) 788-0100. Thank you again for your time and consideration.

Respectfully submitted,

CAI INTERNATIONAL, INC.

By:	/s/ Timothy B. Page
Name: Timothy B. Page
Title: Chief Financial Officer